FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2019

(Amounts expressed in millions of Chilean Pesos)

  Net income attributable to the shareholders of Enel Generación Chile S.A. amounted to Ch$ 196,343 million as of December 2019, 36% less than the profit booked the year before mainly due to a Ch$ 280,020 million impairment provision related to the announcement of the shutdown of Tarapacá and Bocamina I power plants. This extraordinary loss was partially offset by the early termination of 3 electricity supply contracts with Anglo American Sur for Ch$ 121,118 million signed in 2016.

  Excluding the extraordinary effects of the period (impairment provision and the early termination of 3 contracts), net income attributable to the shareholders of Enel Generación Chile S.A. remained stable at Ch$ 308,582 million as of December 2019.

  Net electricity generation increased 1% to 17,548 GWh as of December 2019 mainly due to higher thermal dispatch (+965 GWh) particularly during the fourth quarter of the year, due to the hydrological conditions in Chile and the greater availability of our power plants. Hydroelectric generation decreased 7% (-811 GWh).

  Operating revenues as of December 2019 amounted to Ch$ 1,638,374 million, which represents an 8% increase when compared to the year before due to higher energy sales as a consequence of a higher average sales price when expressed in Chilean pesos due to a higher exchange rate, and the extraordinary income related to the early termination of the 3 supply contracts mentioned above.

  Procurement and services costs increased 3% to Ch$ 834,936 million as a consequence of higher transportation costs and higher other variable procurement expenses and services.

  As a result of the abovementioned, the Company’s EBITDA increased 15% reaching a total of Ch$ 669,743 million as of December 2019. Excluding the extraordinary effects of the contracts with Anglo American Sur, EBITDA decreased 6% to Ch$ 548,625 million in 2019.

• 1 •

  The financial result went from Ch$ 47,947 million loss to Ch$ 58,362 million loss in 2019, partially due to the stabilization mechanism applicable to regulated customer tariffs as established by Law 21,185.

  Enel Generación Chile disconnected and terminated operations of Central Tarapacá on December 31, 2019. This milestone, initially scheduled for May, 2020, was pushed up at the Company formal request to the authorities. Therefore, Central Tarapacá power plant became the first coal-fired plant in operation to disconnect from the National Electric System under the decarbonization agreement signed by the Government.

FINANCIAL SUMMARY

  Gross debt of the company declined US$ 92 million to US$ 1,159 million as of December 2019 when compared to December 2018.

  The average cost of debt dropped to 6.1% as of December 2019, compared to 6.2% at the previous year end.

  The Company’s cash and cash equivalents amounted to US$ 18 million as of December 2019.

• 2 •

The Enel Generación Chile Group owns and operates 110 electricity generation units with 6,114 MW total combined installed capacity as of December 31, 2019. Of this total, 38 generation units are hydroelectric with a total 3,456 MW installed capacity, 21 are thermal generation units with 2,580 MW installed capacity that operate using gas, coal, and fuel oil and 51 are wind generation units with 78 MW installed capacity. This means that 58% of our gross installed capacity corresponds to renewable energy and 42% corresponds to thermal power plants.

Market	Energy Sales		Market Share
	(GWh)%
	FY 2019	FY 2018	FY 2019	FY 2018
Sist. Eléctrico Nacional (SEN)	22,232	23,343	31.0%	32.8%

	22,232	23,343

Market	Energy Sales		Market Share
	(GWh)%
	9M 2019	9M 2018	9M 2019	9M 2018
Sist. Eléctrico Nacional (SEN)	17,027	17,049	31.7%	32.0%

	17,027	17,049

• 3 •

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

Within the framework of the social agenda announced by the Chilean Government, on November 2, 2019, Ministry of Energy Law 21,185 was published in the Official Gazette and creates a temporary electricity price stabilization mechanism for customers subject to regulated tariffs (hereafter “Tariff Stabilization Law”). This law set the prices for regulated customers from July 1 thru December 31, 2020 to be the prices in force during the first semester of 2019 ( Decree 20T/2018) and called them the “Regulated Customer Stabilized Price” (“PEC”, in its Spanish acronym). From January 1, 2021 and until the stabilization mechanism concludes, the prices will be those determined by the regular tariff setting process carried out every six months as stated in Article 158 of the Electricity Law, but may not exceed the PEC adjusted by the consumer price index as of January 1, 2021 based on that date (Adjusted PEC). The billing differences will be booked as an accounts receivable of generation companies that are capped at US$ 1,350 million until 2023. The balance must be recovered by December 31, 2027.

• 4 •

I.- Consolidated FINANCIAL Statement Analysis

1. - Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile as of December 2019 amounted to Ch$ 196,343 million, compared to Ch$ 309,029 million booked for the previous period.

The following table shows comparative figures for each item of the income statement for continuing operations as of December 31, of 2019 and 2018:

COMPREHENSIVE INCOME STATEMENT (Million Ch$)	FY 2019	FY 2018	Chg	Chg %

REVENUES	1,638,374	1,521,054	117,320	8%
Sales	1,494,119	1,481,554	12,565	1%
Other operating revenues	144,255	39,500	104,755	n/a
PROCUREMENT AND SERVICES	(834,936)	(809,974)	(24,962)	3%
Energy purchases	(327,157)	(326,366)	(791)	0%
Fuel consumption	(230,944)	(230,994)	50	(0%)
Transportation expenses	(158,966)	(141,551)	(17,415)	12%
Other variable procurement and services costs	(117,869)	(111,063)	(6,806)	6%
CONTRIBUTION MARGIN	803,438	711,080	92,358	13%
Other work performed by entity and capitalized	4,673	7,449	(2,776)	(37%)
Employee benefits expense	(49,731)	(53,800)	4,069	(8%)
Other fixed operating expenses	(88,637)	(82,479)	(6,158)	7%
GROSS OPERATING INCOME (EBITDA)	669,743	582,250	87,493	15%
Depreciation, Amortization	(107,456)	(117,766)	10,310	(9%)
Impairment (Reversal)	(280,020)	-	(280,020)	100%
Impairment (Reversal) for applying IFRS 9	(1,348)	(101)	(1,247)	n/a
OPERATING INCOME	280,919	464,383	(183,464)	(40%)
NET FINANCIAL EXPENSE	(58,362)	(47,947)	(10,415)	22%
Financial income	9,420	5,778	3,642	63%
Financial costs	(65,711)	(48,189)	(17,522)	36%
Gain (Loss) for indexed assets and liabilities	(5,157)	(2,480)	(2,677)	108%
Foreign currency exchange differences, net	3,086	(3,056)	6,142	n/a
OTHER NON-OPERATING RESULTS	2,227	6,716	(4,489)	(67%)
Share of profit (loss) of associates accounted for using the equity method	546	3,281	(2,735)	(83%)
Net Income From Other Investments	150	410	(260)	(63%)
Net Income From Sale of Assets	1,531	3,025	(1,494)	100%
NET INCOME BEFORE TAXES	224,784	423,152	(198,368)	(47%)
Income Tax	(23,458)	(104,947)	81,489	(78%)
NET INCOME	201,326	318,205	(116,879)	(37%)

NET INCOME	201,326	318,205	(116,879)	(37%)
Shareholders of the parent company	196,343	309,029	(112,686)	(36%)
Non-controlling interest	4,983	9,176	(4,193)	(46%)
Earning per share (Ch$ /share)	23.94	37.68	(13.74)	(36%)

Earnings per share from continuing operations (Ch$ /share)	23.94	37.68
Earnings per share (Ch$ /share)	23.94	37.68
Weighted average number of shares of common stock	8,201,754,580	8,201,754,580

• 5 •

Operating Income

The Company´s EBITDA increased Ch$ 87,493 million to Ch$ 669,743 million and operating income decreased Ch$ 183,464 million to Ch$ 280,919 million as of December 31, 2019.

Operating revenues totaled Ch$ 1,638,374 million, representing a Ch$ 117,320 million, or 8% increase when compared to the previous year, mainly due to the following:

-        Higher revenues from energy sales amounting to Ch$ 20,695 million mainly due to a higher average sales price expressed in Chilean pesos. Physical sales decreased (- 1,112 GWh), explained by lower physical sales to regulated customers (- 3,006 GWh) and spot market sales (-473 GWh) compensated by greater physical sales to non-regulated customers (+2,367 GWh).

-        Greater other operating revenues amounting to Ch$ 104,755 million mainly due to the Ch$ 121,118 million extraordinary income related to the early termination of 3 Anglo American Sur electricity supply contracts that were signed in 2016, partially offset by lower insurance compensation revenues related to the Central Tarapacá power plant claims for Ch$ 16,456 million.

• 6 •

The above mentioned was partially offset by:

-        Lower other sales for Ch$ 5,888 million mainly due to a Ch$ 6,153 million decrease in gas sales revenues.

-        Lower revenues from other services for Ch$ 2,242 million mainly due to a Ch$ 1,284 million reduction in tolls and a Ch$ 957 million reduction in engineering services revenues.

Procurement and services costs increased Ch$ 24,962 million, or 3%, mainly explained by the following:

-        Energy purchases remained stable when compared to 2018 at Ch$ 327,157 million. Physical purchases decreased 1,286 GWh primarily in the spot market (-1,237 GWh) and contracted purchases (-49 GWh) resulting mainly from the higher availability of our power plants and a lower regulated demand, specially during the fourth quarter of the year.

-        Fuel consumption costs were similar to the year before amounting to Ch$ 230,944 million, a Ch$ 50 million reduction, primarily explained by lower oil consumption cost for Ch$ 7,817 million, responding to the lower dispatch of the power plants that operate with fuel oil, lower gas consumption costs for Ch$ 5,986 million due to the lower price as a consequence of greater availability of gas from Argentina. This was offset by a Ch$ 13,754 million increase in coal consumption resulting from higher thermal dispatch due to the hydrological conditions in Chile.

-        Transportation costs increased Ch$ 17,415 million mainly due to higher gas transportation costs for Ch$ 14,727 million, greater regasification costs for Ch$ 743 million, and higher tolls for Ch$ 1,910 million resulting from 2018 tariff revenue reassessments.

-        Other procurement and services costs increased Ch$ 6,806 million mainly due to higher thermal emission taxes for Ch$ 10,480 million and greater other generation ssupply costs (water, chemicals, etc.) for Ch$ 1,661 million, offset by lower gas commercialization costs for Ch$ 5,479 million.

Personnel costs (net of capitalized works) amounted to Ch$ 45,058 million as of December 2019, a Ch$ 1,293 million reduction when compared to December 2018, primarily as a consequence of Ch$ 1,682 million lower head count costs, Ch$ 2,088 million lower bonuses granted as part of the collective bargaining process with unions, and Ch$ 1,492 million lower severance payments, all partially offset by greater benefit provisions for Ch$ 875 million and Ch$ 2,776 million lower capitalization of personnel costs related to the Los Cóndores project.

• 7 •

Other fixed operating costs increased Ch$ 6,158 million primarily related to higher technical and administrative costs for Ch$ 1,355 million, a Ch$ 3,659 million increase in maintenance and repair service costs, a Ch$ 516 million increase in fines and a Ch$ 837 million increase in asset retirement costs.

Depreciation and amortization decreased Ch$ 10,310 million mainly due to the lower depreciation of impaired power plants (decarbonization) amounting to Ch$ 7,041 million and the lower depreciation of Central Gas Atacama for Ch$ 5,082 million as a consequence of a change in its useful life. These effects were compensated by greater depreciation of Central Bocamina II for Ch$ 4,084 million due to the reduction in its useful life related to the Company´s decarbonization plan.

Impairment losses increased Ch$ 280,020 million  due to the Ch$ 197,188 million and Ch$ 82,832 million impairment loss of Central Tarapacá and Central Bocamina I, respectively, because of the decarbonization process carried out by the Company.

The revenue, costs and operating margin for the periods ended December 31, 2019 and 2018, are shown below:

OPERATING INCOME	FY 2019			FY 2018
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	1,752,842	(1,586,148)	166,694	1,446,038	(1,219,884)	226,154
Empresa Eléctrica Pehuenche S.A.	147,472	(33,355)	114,117	162,768	(34,700)	128,068
GasAtacama Chile and subsidiaries(*)	-	-	-	271,434	(161,969)	109,465
Consolidation adjustments	(261,940)	262,048	108	(359,186)	359,882	696
		-			-
Total Consolidated	1,638,374	(1,357,455)	280,919	1,521,054	(1,056,671)	464,383

*GasAtacama merged into Enel Generación Chile on October 1, 2019

Energy sales of Enel Generación Chile and subsidiaries for the periods ended December 31, 2019 and 2018 are shown below:

ENERGY SALES (Million Ch$)	Enel Generación Chile
	FY 2019	FY 2018

Sales to regulated customers	901,255	997,316
Sales to unregulated customers	460,994	337,748
Sales at spot market	27,779	34,269

Total energy sales	1,390,028	1,369,333

• 8 •

Non-Operating Income

Non-operating income as of December 31, 2019 and 2018 are summarized below:

NON-OPERATING INCOME (Million Ch$)	FY 2019	FY 2018	Chg	Chg %

NET FINANCIAL RESULT	(58,362)	(47,947)	(10,415)	22%
Financial income	9,420	5,778	3,642	63%
Financial costs	(65,711)	(48,189)	(17,522)	36%
Gain (Loss) for indexed assets and liabilities	(5,157)	(2,480)	(2,677)	108%
Foreign currency exchange differences, net	3,086	(3,056)	6,142	n/a
OTHER NON-OPERATING RESULTS	2,227	6,716	(4,489)	(67%)
Share of profit (loss) of associates accounted for using the equity method	546	3,281	(2,735)	(83%)
Net Income From Other Investments	150	410	(260)	(63%)
Net Income From Sale of Assets	1,531	3,025	(1,494)	100%
NET INCOME BEFORE TAXES	224,784	423,152	(198,368)	(47%)
Income Tax	(23,458)	(104,947)	81,489	(78%)
NET INCOME	201,326	318,205	(116,879)	(37%)

NET INCOME	201,326	318,205	(116,879)	(37%)
Shareholders of the parent company	196,343	309,029	(112,686)	(36%)
Non-controlling interest	4,983	9,176	(4,193)	(46%)

Net Financial Result

The financial result as of December 31, 2019 reached a Ch$ 58,362 million loss, a Ch$ 10,415 million negative variation when compared to the same period of 2018, mainly due to the following:

Greater financial income amounting to Ch$ 3,642 million, mainly explained by income related to the application of the Tariff Stabilization Law amounting to Ch$ 414 million, Ch$ 3,903 million higher interest income related to regulated customer accounts receivables to be billed after the la publication of the Tariff Stabilization Law, higher financial income for Ch$ 1,413 million related to the investment flows that the Company allocated in Enel Chile S.A. through a Centralized Cash Contract, compensated by lower returns on fixed income investments amounting to Ch$ 2,088 million.

Greater financial expenses amounting to Ch$ 17,522 million, mainly explained by greater expenses for Ch$ 14,251 million related to the Tariff Stabilization Law and greater bank fees for Ch$ 3,271 million.

• 9 •

Greater losses related to indexation amounting to Ch$ 2,677 million primarily due to the greater negative effect of applying IAS 29 on the Group´s branch in Argentina that amounted to a Ch$ 1,579 million loss, lower income from adjustments to recoverable taxes for Ch$ 1,323 million, and lower income on hedging derivative contracts for Ch$ 462 million. These effects were offset by lower losses due to adjustments to UF-denominated financial debt amounting to Ch$ 697 million.

Greater profit from exchange differences amounting to Ch$ 6,142 million, mainly explained by higher positive exchange differences related to applying the Tariff Stabilization Law  that dollarized the pending billings of regulated customer accounts receivables for Ch$ 3,835 million, higher positive exchange differences on cash and cash equivalents for Ch$ 2,055 million, lower negative exchange differences on supplier accounts for Ch$ 3,204 million, offset by a greater negative exchange difference on forward contracts for Ch$ 2,952 million.

Income from companies accounted for using the equity method

The Ch$ 2,735 million negative variation is mainly the profit from the investment in Hidroaysén for Ch$ 1,735 million booked last year and the lower profit of GNL Chile S.A. for Ch$ 1,060 million.

Corporate Taxes

Corporate income taxes amounted to a Ch$ 23,458 million expense, equivalent to an Ch$ 81,489 million reduction when compared to last year, mainly due to a decrease in taxes as a consequence of the Ch$ 75,605 million related to the impairment of the coal-fired plants Bocamina I and Central Tarapacá, the Ch$ 29,269 million positive impact resulting from the absorption of Gasoducto Atacama Argentina by GasAtacama Chile, and Ch$ 6,632 million less taxes related to the period´s lower level of recurring profit. These effects were offset by a Ch$ 32,702 million higher tax expense related to the extraordinary income resulting from the early termination of the three Anglo American Sur electricity supply contracts.

• 10 •

2. Statement of Financial Position Analysis

ASSETS (Million Ch$)	Dec-19	Dec-18	Chg	Chg %

Current Assets	591,085	672,467	(81,382)	(12%)
Non-Current Assets	2,996,114	2,996,761	(647)	(0%)

TOTAL ASSETS	3,587,199	3,669,228	(82,029)	(2%)

Total assets of the Company as of December 2019 decreased Ch$ 82,029 million when compared to December 2018, mainly due to:

➢  Current Assets decrease 12%, or Ch$ 81,382 million, mainly due to the following:

❖ A Ch$ 138,502 million reduction in Cash and cash equivalents mainly for withdrawing Ch$ 120,519 million of investments in repurchase agreements primarily to pay dividends and also lower bank account balances for Ch$ 16,302 million.

❖  A Ch$ 35,401 million reduction in Other current financial assets mainly related to hedging derivative contracts for Ch$ 38,170 million.

❖ A Ch$ 30,247 million reduction in Trade accounts receivables and other current account receivables, mainly customer trade accounts receivables for Ch$ 9,166 million, lower insurance company accounts receivables for Ch$ 14,285 million and lower accounts receivables of advance payments to suppliers for Ch$ 4,361 million.

❖ A Ch$ 14,097 million reduction in inventories, mainly due to greater gas and coal consumption for Ch$ 18,638 million, offset by the purchase of spare parts for Ch$ 3,338 million.

❖ A reduction in tax credits for Ch$ 10,125 million, mainly monthly personnel payment provisions for Ch$ 13,917 million offset by greater tax credits related to employee training expenses for Ch$ 2,164 million.

❖ The abovementioned is partially compensated by an increase in Current accounts receivables from related parties for Ch$ 153,239 million mainly due to a higher balance of accounts receivables from Enel Chile for the centralized treasury service amounting to Ch$ 182,600 million, greater accounts receivables from GNL Chile S.A. related to advance payments amounting to Ch$ 16,359 million, all partially offset by a lower balance of receivables for energy sales to Enel Distribución Chile for Ch$ 44,872 million.

• 11 •

➢  Non-Current Assets decrease Ch$ 647 million, mainly explained by:

❖ A Ch$ 171,454 million reduction in Property, plants, and equipment mainly related to the impairment of Central Tarapacá and Bocamina I booked as a consequence of the decarbonization process implemented by the Company for Ch$ 197,189 million and Ch$ 82,832 million respectively, and the depreciation of the period for Ch$ 104,288 million, partially compensated by new investments during the period for Ch$ 153,074 million and dismantling provisions for Ch$ 60,165 million.

❖ The abovementioned was compensated by an Ch$ 81,773 million increase in non-current trade accounts receivables and other accounts receivables, mainly related to booking pending tariff billings and the reclassification of short term balances as long term due to the Tariff Stabilization Law for Ch$ 81,618 million.

❖  An increase in non-current related party accounts receivables for Ch$ 80,340 million, explained by greater accounts receivables for advance payments to GNL Chile S.A. for Ch$ 34,407 million and a higher balance of receivables from Enel Distribución Chile related to the Tariff Stabilization Law for Ch$ 45,933 million.

❖  An increase in Intangible assets other than goodwill for Ch$ 6,483 million, mainly softwares.

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Dec-19	Dec-18	Chg	Chg %

Current Liabilities	488,184	593,881	(105,697)	(18%)
Non-Current Liabilities	1,125,161	1,077,856	47,305	4%
Net Equity	1,973,854	1,997,491	(23,637)	(1%)
Equity attributable to shareholders of parent company	1,963,775	1,970,521	(6,746)	(0%)
Non-controlling	10,079	26,970	(16,891)	(63%)

TOTAL LIABILITIES AND EQUITY	3,587,199	3,669,228	(82,029)	(2%)

• 12 •

Total Liabilities and Net Equity of the Company decreased Ch$ 82,029 million as of December 2019 when compared to December 2018, mainly explained by the following:

➢  Current liabilities decrease Ch$ 105,697 million, an 18% reduction, mainly due to the following:

❖ A Ch$ 29,015 million reduction in Other current financial liabilities, mainly explained by a Ch$ 31,151 million reduction in hedging derivative liabilities and other derivative liabilities, offset by the accrual of bond interest and indexation for Ch$ 1,608 million.

❖ A Ch$ 47,444 million reduction in trade accounts payable and other accounts payable primarily due to a Ch$ 38,963 million reduction in accounts payable to suppliers of goods and services and fixed assets, a reduction in dividends payable to third parties for Ch$ 2,789 million and a reduction in accounts payable to energy and fuel suppliers for Ch$ 7,028 million.

❖  A Ch$ 15,065 million reduction in accounts payable to related parties primarily due to a Ch$ 31,625 million lower balance in accounts payable to Enel Chile S.A. related to dividends, partly compensated by greater tolls payable to Enel Distribución Chile for Ch$ 12,661 million.

❖ A Ch$ 17,732 million reduction in Other current non-financial liabilities, mainly explained by a reduction in value added tax debits.

➢  Non-current Liabilities increase Ch$ 47,305 million, or 4%, mainly explained by the following:

❖ A Ch$ 30,164 million increase in Other non-current financial liabilities mainly explained by a Ch$ 15,270 million increase in the balance of bond debt due to higher exchange differences for Ch$ 38,701 million, and adjustments to UF-denominated bonds for Ch$ 7,870 million, offset by the repayment of bonds for Ch$ 31,301 million and an increase in hedging and other derivative liabilities for Ch$ 14,800 million.

❖  A Ch$ 63,954 million increase in Other non-current provisions, mainly explained by dismantling provisions.

• 13 •

❖ The abovementioned is partially compensated by a Ch$ 53,393 million reduction in deferred tax liabilities primarily related to fixed asset deferred taxes booked for Ch$ 28,478 million and dismantling deferred taxes for Ch$ 17,268 million.

➢  Net equity decreased Ch$ 23,637 million when compared to December 2018.

❖ The equity attributable shareholders of the parent company decreased Ch$ 6,746 million, explained primarily by dividend payments for Ch$ 151,612 million and other comprehensive results for Ch$ 55,804 million, offset by the Ch$ 196,343 million profit of the period.

❖ The equity of non-controlling shareholders decreased Ch$ 16,891 million, primarily explained by dividend payments for Ch$ 8,708 million and the purchase of GasAtacama Chile minority shareholders´ shares for Ch$ 13,216 million, partially compensated by the profit of the period for Ch$ 4,983 million.

• 14 •

The performance of the main financial ratios is the following:

RATIO		Unit	Dec-19	Dec-18	Chg	Chg %

Liquidity	Liquidity (1)	Times	1.21	1.13	0.08	7%
	Acid-test (2)	Times	1.15	1.06	0.09	8%
	Working capital	Million Ch$	102,901	78,586	24,315	31%
Leverage	Leverage (3)	Times	0.82	0.84	(0.02)	(2%)
	Short-term debt (4)%		30.3%	35.5%	(5.3%)	(15%)
	Long-term debt (5)%		69.7%	64.5%	5.3%	8%
	Financial expenses coverage (6)	Times	9.88	10.84	(0.96)	(9%)
Profitability	Op. income / Op. Revenues	%	17.1%	30.5%	(13.4%)	(44%)
	ROE (7)%		10.0%	15.7%	(5.7%)	(37%)
	ROA (8)%		5.5%	8.8%	(3.3%)	(37%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

The current ratio as of December 31, 2019, reached 1.21 times, which represents a 7% increase compared to December 2018.  This improvement is mainly due to the increase in current accounts receivables from related parties.

Acid test or quick ratio, as of December 31, 2019, was 1.15 times, which represents an 8% increase when compared to December 31, 2018 mainly explained by the increase in current accounts receivables from related parties and a reduction in inventories.

Working capital, as of December 31, 2019, amounted to Ch$ 102,901 million, which represents a Ch$ 24,315 million positive variation when compared to December 2018, mainly explained by an increase in current accounts receivables from related parties and the reduction in current trade accounts payable and other current accounts payable.

The debt ratio was 0.82 times, which means that the level of commitment of Enel Generación Chile equity was 0.82 times at year end 2019.

• 15 •

The financial expenses coverage ratio for the period ended December 31, 2019, was 9.88 times, which represents the ability to cover all financial expenses with the EBITDA obtained during 2019. Excluding the effect of the early termination of contracts with Anglo American Sur, the financial expense coverage ratio would have reached 8.09 times.

The profitability index, calculated by dividing operating income by operating revenues, decreased 44% when compared to the same period of the previous year, reaching 17.1% as of December 31, 2019, due to lower operating income obtained this period when compared to last year. Excluding the effect of the early termination of contracts with Anglo American Sur and the impairment losses due to Central Tarapacá and Bocamina I, this index would have reached 29%.

Return on equity of the owners of the controlling shareholder was 10% for the year ended December 31, 2019. Excluding the effect of the early termination of contracts with Anglo American Sur and the impairment losses due to Central Tarapacá and Bocamina I, return on equity would have reached 15.7%.

Return on assets was 5.5% for the year ended December 31, 2019. Excluding the effect of the early termination of contracts with Anglo American Sur and the impairment losses due to Central Tarapacá and Bocamina I, return on equity would have reached 8.7%.

• 16 •

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 138,370 million negative cash flow for the year ended December 31, 2019, broken down as follows:

CASH FLOW (Million Ch$)	FY 2019	FY 2018	Chg	Chg %

Net cash flows from (used in) operating activities	568,606	465,273	103,333	22%
Net cash flows from (used in) investing activities	(392,607)	(228,125)	(164,482)	72%
Net cash flows from (used in) financing activities	(314,369)	(291,939)	(22,430)	8%

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(138,370)	(54,791)	(83,579)	153%

Operating activities generated a Ch$ 568,606 million positive cash flow, which represents a 22% increase when compared to December 2018. This cash flow is mainly comprised of Ch$ 1,907,162 million in payments received for sales of goods and services, partially offset by payments to suppliers of good and services for Ch$ 1,176,591 million, employee-related payments amounting to Ch$ 46,733 million and tax payments amounting to Ch$ 40,137 million.

Investment activities generated a negative cash flow of Ch$ 392,607 million, mainly explained by the addition of property, plant, and equipment for Ch$ 192,933 million, funds transferred to related entities for Ch $ 184,495 million through the Centralized Cash Contract, and the purchase of Enel Chile´s shareholding in GasAtacama Chile for Ch$ 14,644 million, all partially compensated by Ch$ 9,552 million in dividend and interest payments received.

Financing activities generated a Ch$ 314,369 million negative cash flow. This cash flow is primarily explained by the repayment of bonds for Ch$ 31,301 million, the repayment of loans and financial leasing for Ch$ 4,364 million, dividend payments for Ch$ 194,753 million and interest payments for Ch$ 52,434 million.

• 17 •

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	FY 2019	FY 2018	FY 2019	FY 2018

Enel Generación Chile	192,377	203,451	96,904	67,706
Pehuenche	556	640	7,384	7,354
GasAtacama Chile	-	18,236	-	36,448

Total Consolidated	192,933	222,327	104,288	111,508

• 18 •

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒       Compliance with the rules of good corporate governance.

‒       Strict compliance with all of the Group’s internal rules.

‒       Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒       The businesses and corporate departments establish, for each market in which they operate, their predisposition to risk in a coherent manner with the defined strategy.

‒       All business operations and corporate departments are carried out within the limits approved for each case.

‒       Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Generación Chile.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

• 19 •

The financial debt structure of the Enel Generación Chile Group, in terms of fixed rate and/or fixed protection rate on gross debt, using derivatives, is the following:

Gross position:

INTEREST RATE (%)	December 31, 2019	December 31, 2018

Fixed Interest Rate	94%	93%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒       Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒       Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.

‒       Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒       Fuel purchases for electricity generation.

• 20 •

‒       Energy trading transactions in the local market.

In order to reduce risks under extreme drought conditions, the Group has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

As of December 31, 2019, the Company held swaps for 1,412 kTon of Coal API2 to be settled in 2020, for 1,059 kBbl of Brent oil to be settled in 2020 and for 4.79 TBtu of Henry Hub gas to be settled in 2020.

As of December 31, 2018, the Company held swaps for 432 kTon of Coal API2 to be settled in 2019, for 994 kBbl of Brent oil to be settled in 2019, 225 kTon of BCI7 to be settled in 2019, for 0.2 TBtu of Henry Hub gas to be settled in 2019.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Note 19.

As of December 31, 2019, the Enel Generación Chile Group’s liquidity was Ch$ 13,488 million in cash and cash equivalents. As of December 31, 2018, the Enel Generación Chile Group’s liquidity was Ch$ 151,990 million in cash and cash equivalents and Ch$ 138,954 million in long-term committed credit facilities.

• 21 •

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•         Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•         Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒       Financial debt.

‒       Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

• 22 •

‒       Libor interest rate of the U.S. dollar.

‒       The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 73,011 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line, which is not disbursed. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

• 23 •

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

• 24 •

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

• 25 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E.
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: February 25, 2020